U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[ ]Form 10-KSB; [ ]Form 20-F; [ ]Form 11-K; [X]Form 10-QSB; [ ]Form N-SAR

     For Period Ended:                              June 30, 1999
     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F              SEC FILE NUMBER
     [ ]Transition Report on Form 11-K                  0-12809
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________
________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registrant Information
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     Full Name of Registrant:      Golden Chief Resources, Inc.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    106 S. Parkdale
           City, State & Zip Code         Wichita, KS 67209
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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K,
10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


Preparation of Form 10-KSB was delayed and filed only within the last week for the year ended September 30, 1998. Because of the emphasis placed on that filing, the current year 10-QSB's have been delayed. These are almost ready to file. This extension request would allow the Company's third quarter filing to be filed on time within the extended due date. All three quarters are expected to be filed at the same time.

Completion of the filing is expected to occur within the five day extension created through this notification.


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Part IV--Other Information
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     (1)Name and telephone number of person to contact in regard to this
notification:            Art Sykes        (316) 722-3442

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).                  [ ] Yes  [X] No

    The Company has only recently filed its 10-KSB for the year ended September 30, 1998. This filing is the first for the Company since the mid-1980's. The interim quarterly reports on Form 10-QSB have not been filed but are expected to be filed as a group with the 10-QSB currently due.

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?                                [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     Golden Chief Resources, Inc.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 16, 1999               By: /s/ Art Sykes
                                          Art Sykes,
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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